Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF LAZYDAYS HOLDINGS, INC.

Lazydays Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State on March 27, 2025 (the “Restated Certificate of Incorporation”).

2. Article FOURTH of the Restated Certificate of Incorporation is hereby amended by adding the following paragraph immediately after the last paragraph of Article FOURTH:

C. Reverse Stock Split. Upon this Certificate of Amendment to the Restated Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), the shares of Common Stock issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as and combined into a smaller number of shares of Common Stock such that every thirty (30) shares of Common Stock shall, at the Effective Time, be automatically reclassified and combined into one (1) validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock immediately following the Effective Time shall remain at $0.0001 par value per share. If the shares of Common Stock held by any holder of Common Stock immediately prior to the Effective Time are collectively reclassified pursuant to the Reverse Stock Split into a fractional number of shares of Common Stock, the Corporation shall issue to such holder such fractions of a share of Common Stock as are necessary to round the number of shares of Common Stock held by such holder immediately following the Effective Time up to the nearest whole number of shares in consideration for the corporate benefits to the Corporation arising from not having to issue fractional shares or pay in cash the fair value of such fractional shares in lieu of the issuance thereof. Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book-entry position shall have been reclassified and combined pursuant to the Reverse Stock Split after giving effect to the issuance contemplated by the immediately preceding sentence.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

5. The effective date and time of the Certificate of Amendment in accordance with Section 103(d) of the General Corporation Law of the State of Delaware is 5:00 p.m. Eastern Daylight Time on July 11, 2025.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Ronald K. Fleming, its Chief Executive Officer, on July 10, 2025.

By	/s/ Ronald K. Fleming
Ronald K. Fleming
Chief Executive Officer